                                                                                                                         Exhibit 12
                                                                Wyeth
                                        Computation of Ratio of Earnings to Fixed Charges (3)
                                                (in thousands, except ratio amounts)

                                                                                     Year Ended December 31,
                                           Three Months Ended  --------------------------------------------------------------------
                                             March 31, 2004       2003          2002          2001          2000           1999
                                           ------------------  ----------    ----------    ----------    -----------    -----------
Earnings
--------
Income (loss) from continuing operations
    before federal and foreign taxes             $943,891      $2,361,612    $6,097,245    $2,868,747    $(1,101,040)   $(1,907,299)

Add:
----
  Fixed charges                                    82,902         346,564       430,449       439,058        324,887        403,694

  Minority interests                                7,585          32,352        27,993        20,841         26,784         30,301

  Amortization of capitalized interest              2,430           8,772         8,866         2,497          1,917          1,803

Less:
-----
  Equity income (loss)                               (161)           (468)       20,766        70,372         55,991          2,122

  Capitalized interest                             20,500         115,800        88,008        94,257         43,303         15,375
                                               ----------      ----------    ----------    ----------    -----------    -----------

Total earnings (loss) as defined               $1,016,469      $2,633,968    $6,455,779    $3,166,514      $(846,746)   $(1,488,998)
                                               ==========      ==========    ==========    ==========    ===========    ===========

Fixed Charges:
--------------

  Interest and amortization of debt expense       $50,337        $182,503      $294,160      $301,145       $238,840       $343,271

  Capitalized interest                             20,500         115,800        88,008        94,257         43,303         15,375

  Interest factor of rental expense (1)            12,065          48,261        48,281        43,656         42,744         45,048
                                               ----------      ----------    ----------    ----------    -----------    -----------

    Total fixed charges as defined                $82,902        $346,564      $430,449      $439,058       $324,887       $403,694
                                               ==========      ==========    ==========    ==========    ===========    ===========

Ratio of earnings to fixed charges (2)               12.3             7.6          15.0           7.2              -              -


(1)   A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.

(2)   The results of operations for the years ended December 31, 2000 and 1999 were inadequate to cover total fixed charges as defined. The coverage deficiency for the years ended December 31, 2000 and 1999 was $1,171,633 and $1,892,692,
      respectively.

(3)   Amounts have been restated to reflect the Cyanamid Agricultural Products business as a discontinued operation.
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